Exhibit 10.14

EMPLOYMENT AGREEMENT

by and between

SALISBURY BANK AND TRUST COMPANY

and

JOHN DAVIES

This Employment Agreement (this “Agreement”), which is contingent upon consummation of the Merger, as defined herein, and which shall be effective upon the Effective Time of the Merger (the “Effective Date”), is made and entered into on March 18, 2014, by and between Salisbury Bank and Trust Company, a Connecticut-chartered commercial bank with its principal administrative office at 5 Bissell Street, Lakeville, CT 06039-1868 (together with its successors and assigns, the “Bank”) and John Davies (“Executive”). Any reference to the “Company” hereunder shall mean Salisbury Bancorp, Inc. (together with its successors and assigns), the parent of the Bank that owns 100% of the Bank.

RECITALS

WHEREAS, the Bank, the Company and Riverside Bank have contemporaneously entered into an Agreement and Plan of Merger, dated as of March 18, 2014 (the “Merger Agreement”), pursuant to which Riverside Bank will merge with and into the Bank, and the Bank will be the surviving institution (the “Merger”); and

WHEREAS, the parties hereto agree that the Executive’s commitment to the long-term success of the combined institution and the ability of Executive to retain and build upon the relationships he developed with Riverside Bank and those he will continue to develop in the future with the Bank are important factors in the decision of the Bank and Company to enter into the Merger Agreement; and

WHEREAS, Executive possesses unique and valued experience with, and essential knowledge about the relevant banking market served by Riverside Bank; and

WHEREAS, the Bank and the Executive desire to enter into this Agreement, which shall supersede any change in control or employment agreement by and between Riverside Bank and the Executive, including but not limited to, Executive’s employment agreement, as amended with Riverside Bank, Executive’s supplemental executive retirement plan, and Executive’s rights, benefits and interest in a bank owned split dollar life insurance policy, and which shall be contingent upon the consummation of the Merger and shall become effective immediately upon the Effective Time of the Merger (as defined in the Merger Agreement); and

WHEREAS, In order to induce Executive to be and remain employed with the Bank, the Bank and Executive desire to set forth in writing the terms of employment.

NOW, THEREFORE, in consideration of the mutual covenants and obligations herein contained, it is mutually agreed between the parties hereto as follows:

1. Term. The initial term of this Agreement shall continue for a term commencing on the Effective Date and ending on the third anniversary of the Effective Date (the “Term”). Beginning on the second anniversary of the Effective Date and continuing on each annual anniversary of the Effective Date (each an “Anniversary Date”) this Agreement shall automatically renew for an additional year (each succeeding period shall also be referred to herein as the “Term”), unless at least thirty (30) days prior to such Anniversary Date, either party gives written notice of non-renewal to the other. If such notice of non-renewal is given as permitted hereunder, the Agreement will expire at the conclusion of the then current Term. Notwithstanding any provision of this Agreement to the contrary, Executive’s employment may be terminated at any time prior to the expiration of the Term subject to the provisions of this Agreement, including, without limitation, Sections 4, 5, 6, 9, 10, 11, 12 and 13. Notwithstanding the foregoing, in the event that at any time during the Term of this Agreement, the Company or the Bank has entered into an agreement to effect a transaction which would be a Change in Control (as defined in Section 3 hereof), then the Term of this Agreement shall be automatically extended through the date that is twelve (12) months following the date on which the Change in Control occurs, provided, however, that if the Change in Control does not occur as contemplated, then the Term of the Agreement shall be the Term in effect prior to entry into the agreement referred to above. Provided further that in the event Executive fails to commence his duties under Section 2 of this Agreement at the commencement of the initial term of this Agreement, then Executive shall forfeit all benefits to which he would otherwise be entitled pursuant to a change in control of Riverside Bank.

2. Duties. Executive shall serve as the President of the New York Region of the Bank and report directly to the President and Chief Executive Officer of the Bank. The Bank shall pay and Executive shall accept as full consideration for his services hereunder, compensation consisting of the following:

1. Base Salary. Executive’s initial base salary will be $225,000.00 per year. “Base Salary” is payable in installments in accordance with the Bank’s normal payroll practices, less such deductions or withholdings as are required by law. Such base salary shall be evaluated at least annually and shall be not less than $225,000.00.

2. Initial Cash Bonus. The Bank shall pay, or shall direct Riverside Bank to pay immediately prior to the Effective Time of the Merger, Executive an initial cash success bonus of $70,000.00, contingent upon (i) the happening of the Effective Time at or prior to December 31, 2014, and (ii) as of the Effective Time, the dollar amount of the gross loan portfolio of Riverside Bank will equal at least 90% of the dollar amount of the gross loan portfolio of Riverside Bank as of December 31, 2013.

3. Incentives.

(a) Benefit Plans. During his employment with the Bank under this Agreement, Executive shall participate in any current or future bonus or incentive plans of the Bank, made available at the sole discretion of the Bank’s Board of Directors upon the recommendation of the Human Resources and Compensation Committee of the Board, whether such plans provide for awards in cash or securities, including an award of units pursuant to the Phantom Stock Appreciation Unit and Long-Term Incentive Plan and future participation in the Non-qualified Deferred Compensation Plan.

(b) Stay Bonuses. Executive shall be entitled to receive the following cash payments, subject to the vesting requirements set forth below. Upon the vesting of each award, the cash award shall be paid to Executive:

•	$100,000 awarded in 2015 on the anniversary of the Effective Date and fully vested and paid to Executive in 2016 on the anniversary of the Effective Date;
•	$100,000 awarded in 2016 on the anniversary of the Effective Date and fully vested and paid to Executive in 2018 on the anniversary of the Effective Date; and
•	$100,000 awarded in 2017 on the anniversary of the Effective Date and fully vested in 2018 on the anniversary of the Effective Date.

In order for the forgoing awards to vest and be paid over to Executive, Executive must be employed by Bank on both the award date and the vesting date; provided, however, that (i) in the event Executive’s employment is terminated by the Bank for any reason other than “Cause”, (ii) Executive terminates his employment with Bank for Good Reason, or (iii) there occurs a Change in Control, then in that case (x) any award set forth above which has not yet been awarded to Executive shall be awarded to Executive, and (y) all such awards shall be deemed fully vested and paid to Executive, all as of his termination date or the effective date of such Change in Control, whichever is applicable.

(c) Restricted Stock Grant. Bank shall grant to Executive 3,000 shares of restricted Company common stock on the Effective Time of the Merger, which shall vest at a rate of 750 shares on the Effective Date and on each of the subsequent three anniversaries of the Effective Date, provided Executive is still employed by the Bank on such anniversary date; provided, however, that (i) in the event Executive’s employment is terminated by the Bank for any reason other than “Cause”, (ii) Executive terminates his employment with Bank for Good Reason, or (iii) there occurs a Change in Control, then in that case any unvested shares of restricted stock then held by Executive shall be deemed fully vested as of his termination date or the effective date of such Change in Control, whichever is applicable.

(d) Split Dollar Life Insurance. Executive will participate in Bank’s split dollar life insurance policy and receive a death benefit of $400,000.

(e) Existing Car Lease. As of the date hereof, Executive has use of a car leased by Riverside Bank. Bank agrees to keep such lease in force and effect and to make all lease payments required thereunder until the expiration of the current term of such lease, and Executive shall continue to have the right to use such car until the expiration of the current term of such lease. In addition, during such period, Bank shall pay for or reimburse Executive for insurance and maintenance of such vehicle, and for gasoline used by Executive in such vehicle.

4. Reimbursement of Expenses. The Bank will reimburse Executive for all reasonable travel, entertainment and other expenses incurred or paid by Executive in connection with, or related to, the performance of his duties, responsibilities or services under this Agreement subject to the policies of the Bank.

5. Benefits. Subject to all applicable eligibility requirements, and legal limitations, Executive will be able to participate in any and all 401(k), vacation, medical, dental, life and long-term disability insurance and/or other benefit plans which from time to time may be established for other executives of the Bank.

3. Definitions. As used in this Agreement, the following terms shall have the meanings set forth herein.

“Cause” shall mean (i) the conviction of the Executive of a felony or of any lesser criminal offense involving moral turpitude; (ii) the willful commission by the Executive of any act that, in the judgment of the Board will likely cause substantial economic damage to the Bank or substantial injury to the business reputation of the Bank; (iii) the commission by the Executive of an act of fraud in the performance of his duties on behalf of the Bank; (iv) the continuing willful failure of the Executive to perform his duties to the Bank after written notice thereof (specifying the particulars thereof in reasonable detail) and a reasonable opportunity to cure such failure are given to the Executive; or (v) an order of a federal or state regulatory agency or a court of competent jurisdiction requiring the termination of the Executive’s employment by the Bank. For this purpose, no act, or failure to act, on the part of Executive shall be deemed “willful” unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that Executive’s action or omission was in the best interests of the Bank. Without limiting the foregoing, in no event shall Executive be deemed to be acting in good faith or in the best interests of the Bank for purposes of the preceding sentence with respect to acts of omission or commission taken in contravention of any direction(s), rule(s) or requirement(s) issued, authorized, approved or ratified by the Board.

Notwithstanding the foregoing provisions, in no event shall Cause be deemed to exist unless (i) the Bank shall provide Executive with written notice making reference to this Agreement, stating that the Bank intends to terminate Executive for Cause within the meaning of this Agreement, and setting forth in reasonable detail the facts and circumstances allegedly constituting Cause, and (ii) the Bank affords Executive a period of two (2) weeks after issuance of such notice either to demonstrate, through written rebuttal, that Cause does not exist under this Section 3, or to cure the circumstances constituting such Cause; provided, however, that the determination of whether Cause exists or whether Executive has sufficiently cured any Cause, shall be made in the reasonable discretion of the Board, as evidenced by the affirmative vote of not less than three-fourths of the entire membership of the Board (excluding Executive) at a meeting of the Board (excluding Executive) called and held for such purpose (after reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel, to be heard before the Board). Nothing in this Section 3 shall prevent the Bank from terminating Executive for Cause prior to the issuance of the above-referenced notice or expiration of the above-referenced two (2) week rebuttal/cure period; provided however that if, upon the expiration of such two (2) week period, it is determined that facts or circumstances sufficient to constitute Cause did not (or, if applicable, do not) exist or has/have been cured, then such earlier termination of Executive by the Bank shall be deemed to be without Cause. Without limiting the foregoing, the Bank may suspend Executive, with or without pay, during the above-referenced two (2) week rebuttal/cure period, and such suspension shall not constitute either a termination of employment by the Bank under this Agreement or Good Reason for separation by Executive.

“Change in Control” shall mean (i) a change in the ownership of the Company or Bank, (ii) a change in the effective control of the Company or Bank, or (iii) a change in the ownership of a substantial portion of the assets of the Company or Bank, as described below.

(i) A change in the ownership of a corporation occurs on the date that any one person, or more than one person acting as a group (as defined in Treasury Regulation 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of the Company or Bank that, together with stock held by such person or group, constitutes more than fifty (50) percent of the total fair market value or total voting power of the stock of such corporation. For these purposes, a change in ownership will not be deemed to have occurred if no stock of the Company or Bank is outstanding.

(ii) A change in the effective control of the Company or Bank occurs on the date that either (A) any one person, or more than one person acting as a group (as defined in Treasury Regulation 1.409A-3(i)(5)(vi)(D)) acquires (or has acquired during the twelve (12)-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company or Bank possessing thirty (30) percent or more of the total voting power of the stock of the Company or Bank, or (B) a majority of the members of the Company’s or Bank’s board of directors is replaced during any twelve (12)-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s or Bank’s board of directors prior to the date of the appointment or election, provided that this subsection “(B)” is inapplicable where a majority shareholder of the entity that experiences the change in control is another corporation.

(iii) A change in a substantial portion of the Company’s or Bank’s assets occurs on the date that any one person or more than one person acting as a group (as defined in Treasury Regulation 1.409A-3(i)(5)(vii)(C)) acquires (or has acquired during the twelve (12)-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company or Bank that have a total gross fair market value equal to or more than forty (40) percent of the total gross fair market value of (A) all of the assets of the Company or Bank, or (B) the value of the assets being disposed of, either of which is determined without regard to any liabilities associated with such assets.

For all purposes hereunder, the definition of Change in Control shall be construed to be consistent with the requirements of Treasury Regulation 1.409A-3(i)(5), except to the extent that such regulations are superseded by subsequent guidance.

“Good Reason” shall mean any of the following circumstances if they occur without the Executive’s consent: (i) a material reduction in the Executive’s Base Salary not warranted by general across the board reductions due to economic necessity; (ii) a material reduction in the Executive’s incentive bonus and other benefits generally provided to executives generally (except due to general across the board reductions due to economic necessity); (iii) a material reduction in Executive’s authority, duties or responsibilities such that Executive no longer holds a position with Executive level responsibilities consistent with Executive’s training and experience; (iv) the permanent relocation of Executive’s principal place of business to a location that is more than thirty-five (35) miles from Executive’s workplace at the initial effective date of this Agreement; or (v) a breach by the Bank of this Agreement; provided that for a termination to be deemed for Good Reason, Executive must give, within the ninety (90) day period commencing on the initial existence of the condition(s) constituting Good Reason, written notice of the intention to terminate for Good Reason, and, upon receipt of such notice, the Bank shall have a thirty (30) day period within which to cure such condition(s); and provided further that the Bank may waive such right to notice and opportunity to cure. In no event may facts or circumstances constituting “Good Reason” arise after the occurrence of facts or circumstances that the Bank relies upon, in whole or in material part, in terminating Executive for Cause.

4. Effect of Involuntary Termination or Voluntary Termination for Good Reason other than on or after a Change in Control. In the event of Executive’s involuntary termination of employment by the Bank for reasons other than Cause (or Executive’s death or disability) or a voluntary termination of the employment for Good Reason, in either case, other than on or after a Change in Control, Executive shall be entitled to the following:

(a) A severance benefit in an amount equal to the value of the Executive’s annual base salary that the Executive would have earned if he had continued working for the Bank for the remainder of the Term of his employment at the rate in effect on the date of such termination, or, if greater, the value of the Executive’s annual base salary for a twelve (12) month period at the rate in effect on the date of such termination. Any severance benefit to which the Executive is entitled under this Section 4(a) shall be distributed in a lump sum within sixty (60) days following Executive’s separation from service.

(b) Subject to Executive’s payment of a premium portion equal or substantially equal to the premium portion paid by executive employees of the Bank for comparable coverage, for two years following separation from service, Executive may continue Executive’s participation (and, if applicable, that of Executive’s beneficiaries) in the Bank’s group health plan in which Executive participated immediately prior to separation from service; provided, however, that this sub-section is not intended to reduce the amount of time that Executive may obtain coverage at his own expense under the provision of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and comparable state law; except that Executive’s coverage for such two year period shall be counted against and deducted from the maximum COBRA period (if the applicable maximum COBRA period is 18 months, then following Executive’s coverage hereunder, Executive shall be entitled to no further health care coverage under the Bank’s group health plan). Notwithstanding anything herein to the contrary, if as the result of any change in, or interpretation of, the laws applicable to the continued welfare benefits hereunder, such benefits are deemed illegal or subject to penalties, then the Bank shall, to the extent permitted under such laws, pay to the Executive a cash lump sum payment reasonably estimated to be equal to the amount of welfare benefits (or the remainder of such amount) that the Executive is no longer permitted to receive in-kind. Such lump sum payment shall be required to be made within sixty (60) days following the Executive’s separation from service, or if later, within sixty (60) days following a determination that such payment would be illegal or subject to penalties.

(c) Executive shall also be entitled to be reimbursed by the Bank for final expenses that Executive reasonably and necessarily incurred on behalf of the Bank prior to Executive’s termination of employment, provided that Executive submits expense reports and supporting documentation of such expenses in accordance with the Bank’s expense reimbursement policies in effect at that time. Such reimbursement payment or payments shall be made no later than the time required by applicable law (or, if earlier, by Bank or Company policy, practice or rule), but in no event later than the sixtieth (60th) day following Executive’s date of the termination.

5. Termination in Connection with a Change in Control. In the event of Executive’s involuntary termination of employment for reasons other than Cause or a voluntary termination of employment for Good Reason occurring on or after a Change in Control, Executive shall be entitled to the following:

(a) A lump sum cash payment equal to two (2.0) times the Executive’s annual rate of base salary in effect on Executive’s date of termination or, if greater, Executive’s average annual base salary rate for the twelve (12) month period ending on the last day of the calendar month immediately prior to the date of such termination. Such amount shall be paid to Executive within sixty (60) days following Executive’s separation from service.

(b) Life insurance coverage and non-taxable medical and dental coverage, at no cost to Executive, that is substantially comparable (and on substantially the same terms and conditions) to the coverage maintained by the Bank for Executive immediately prior to his date of termination. Such life insurance and non-taxable medical and dental coverage shall be provided by the Bank to the Executive for two (2) years following Executive’s separation from service and subject to the same terms and conditions as the benefits provided under Section 4(b). Notwithstanding anything herein to the contrary, if as the result of any change in, or interpretation of, the laws applicable to the continued welfare benefits hereunder, such benefits are deemed illegal or subject to penalties, then the Bank shall, to the extent permitted under such laws, pay to the Executive a cash lump sum payment reasonably estimated to be equal to the amount of welfare benefits (or the remainder of such amount) that the Executive is no longer permitted to receive in-kind. Such lump sum payment shall be required to be within sixty (60) days following the Executive’s separation from service, or if later, within sixty (60) days following a determination that such payment would be illegal or subject to penalties.

(c) Unpaid compensation and benefits, and unused vacation, accrued through the date of Executive’s termination of employment. Executive shall also be entitled to be reimbursed by the Bank for final expenses that Executive reasonably and necessarily incurred on behalf of the Bank prior to Executive’s termination of employment, provided that Executive submits expense reports and supporting documentation of such expenses in accordance with the Bank’s expense reimbursement policies in effect at that time. Such reimbursement payment or payments shall be made no later than the time required by applicable law (or, if earlier, by Bank or Company policy, practice or rule), but in no event later than the sixtieth (60th) day following Executive’s date of the termination.

(d) Notwithstanding the foregoing, no compensation and benefits shall be payable pursuant to both Sections 4 and 5 of this Agreement.

6. Conditions of Severance Benefits; Effect on Executive’s Post-Employment Obligations.

(a) Notwithstanding the foregoing, in no event shall any compensation payable to the Executive pursuant to the provisions of Section 4(a), 4(b), 5(a) and (b) above that is subject to Section 409A of the Internal Revenue Code (“Code”) be paid to the Executive unless and until the Executive has incurred a “separation from service” as defined in Code Section 409A and in regulations and guidance issued thereunder, unless such payment is required by applicable law. For purposes of this Agreement, a “separation from service” shall have occurred if the Bank and Executive reasonably anticipate that either no further services will be performed by Executive after his date of the termination (whether as an employee or as an independent contractor) or the level of further services performed is less than fifty (50) percent of the average level of bona fide services in the thirty-six (36) months immediately preceding the termination. For all purposes hereunder, the definition of separation from service shall be interpreted consistent with Treasury Regulation Section 1.409A-1(h)(ii).

(b) Executive shall receive the severance benefits set forth in Section 4(a) and 4(b) hereof only if Executive (a) executes a general release, in a form reasonably acceptable to the Bank, within sixty (60) days of the date of the termination of the Executive’s employment in accordance with the provisions of Section 4 hereof; (b) presents satisfactory evidence to the Bank that Executive has returned all Bank property; and (c) provides the Bank with a signed, written resignation of Executive’s status as an officer and/or director of the Bank and/or any holding company, subsidiary or affiliate as applicable. In the event the Bank reasonably believes that Executive has breached, or has threatened to breach, any provision of this Agreement, the Executive shall no longer be entitled to such benefits and further shall be required to reimburse all severance benefits, including payments under Section 4(a), previously made by the Bank. Such termination of benefits shall be in addition to any and all legal and equitable remedies available to the Bank, including injunctive relief. Without limiting the foregoing, Executive acknowledges and agrees that the provisions of Sections 12, 13, 16, 18, 19 and 20 of this Agreement (i) are supported by adequate consideration in addition to the severance benefits provided under Section 4(a) and 4(b) and all other amounts and things of value to which Executive would be entitled if Executive did not enter into this Agreement, and (ii) shall be enforceable notwithstanding Executive’s failure of refusal to satisfy, in whole or in part, the conditions for the severance benefits set forth under this Section 6. Notwithstanding the foregoing, the conditions set forth in this Section 6 shall not apply in the event that any compensation or benefits are payable pursuant to Section 5 of this Agreement.

7. Taxes. All payments and benefits described in this Agreement shall be subject to any and all applicable federal, state and local income, employment and other taxes, and the Bank will deduct from each payment to be made to Executive under this Agreement such amounts, if any, required to be deducted or withheld under applicable law. Executive hereby acknowledges and agrees that the Bank makes no representations or warranties regarding the tax treatment or tax consequences of any compensation, benefits or other payments under the Agreement, or under any statute, or regulation or guidance thereunder, or under any successor statute, regulation and guidance thereunder.

8. Code Section 409A. The cash severance payments under this Agreement are intended to be exempt from Section 409A of the Code under the “short term deferral” rule set forth in Treasury Regulation Section 1.409A-1(b)(4). If and to the extent this Agreement provides for a deferral of compensation subject to Section 409A of the Code, it is the intent of the parties that this Agreement, and all payments of deferred compensation subject to Code Section 409A made hereunder, shall be in compliance with such requirements and the regulations and other guidance thereunder. Notwithstanding any other provision with respect to the timing of payments under Sections 4(a) or 5(a), if, at the time of Executive’s separation from service, Executive is a “specified employee” (meaning a key employee as defined in Section 416(i) of the Code without regard to paragraph 5 thereof) of the Bank (or a Bank affiliate), then to the extent necessary to comply with the requirements of Code Section 409A, any payments to which Executive is entitled under Sections 4(a) or 5(a) during the six (6) month period commencing on the Executive’s separation from service which are subject to Code Section 409A (and not otherwise exempt from its application, including, without limitation, by operation of Treasury Regulation Section 1.409A-1(n)) will be withheld until the first business day of the seventh (7th) month following Executive’s separation from service, at which time such withheld amount shall be paid in a lump sum distribution. The Bank and Executive agree that they will negotiate in good faith and jointly execute an amendment to modify this Agreement to the extent necessary to comply with the requirements of Code Section 409A, or any successor statute, regulation and guidance thereunder.

9. Limitation on Benefits. In no event shall the Bank be obligated to make any payment pursuant to this Agreement that is prohibited by Section 18(k) of the Federal Deposit Insurance Act (codified at 12 U.S.C. §1828(k)), 12 C.F.R. Part 359, or any other applicable law.

10. Section 280G Cut-back. Notwithstanding anything in this Agreement to the contrary, if the severance amounts provided for in this Agreement, together with any other payments which the Executive has the right to receive from the Bank, the Company, Riverside Bank, or any corporation which is a member of an “affiliated group” (as defined in Code Section 1504(a), without regard to Code Section 1504(b)) of which the Bank or Riverside Bank is a member, would constitute an “excess parachute payment” (as defined in Code Section 280G(b)(2)), payments pursuant to this Agreement shall be reduced to the extent necessary (but only to the minimum extent necessary) to ensure that no portion of such payments will be subject to the excise tax imposed by Code Section 4999. Any determination required under this Section 10 shall be made by the Bank and its tax advisors, whose determination shall be conclusive and binding upon the Executive and Riverside Bank.

11. No Mitigation. The Bank agrees that Executive is not required to use reasonable good faith efforts to seek other employment and to reduce any amounts payable to Executive by the Bank pursuant to this Agreement.

12. Non-Competition; Non-Solicitation; Non-Disclosure.

(a) The benefits provided to Executive under Section 4 of this Agreement are specifically conditioned on Executive’s covenant that, for a period of one (1) year following the Executive’s separation from service with the Bank, the Executive will not, without the written consent of the Bank, either directly or indirectly:

(i) solicit, offer employment to, or take any other action intended (or that a reasonable person acting in like circumstances would expect) to have the effect of causing any officer or employee of the Bank or any of its affiliates to terminate his or her employment and accept employment or become affiliated with, or provide services for compensation in any capacity whatsoever to, any business or other entity;

(ii) become an officer, employee, consultant, director, independent contractor, agent, sole proprietor, joint venturer, greater than 5% equity-owner or stockholder, partner or trustee of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company or agency, any mortgage or loan broker or any other entity that has headquarters or offices within any county in which the Bank maintains a branch office or has filed an application for regulatory approval to establish an office as of the date of Executive’s termination; provided, however, that this restriction shall not apply if the Executive’s employment is terminated following a Change in Control; or

(iii) solicit, provide any information, advice or recommendation or take any other action intended (or that a reasonable person acting in like circumstances would expect) to have the effect of causing any customer of the Bank or its affiliates to terminate an existing business or commercial relationship with the Bank or its affiliates.

(b) Executive further agrees that Executive shall not at any time or in any manner, directly or indirectly, use or disclose Confidential Information (as hereinafter defined) to any party other than the Bank either during or after Executive’s termination of employment or the termination of this Agreement for any reason, except for purposes consistent with the administration and performance of Executive’s obligations hereunder, or as required by law, provided that written notice of any legally required disclosure shall be given to the Bank promptly prior to any such disclosure and Executive shall reasonably cooperate with the Bank to protect the confidentiality thereof pursuant to applicable law or regulation. For purposes of this Agreement, the term “Confidential Information” includes any confidential or proprietary information furnished or provided by the Bank to Executive after Executive first became employed by the Bank, under this Agreement or otherwise (whether before or after the Execution Date) (and without regard to whether such information is conveyed directly or on the Bank’s behalf), or otherwise acquired by Executive as a consequence of Executive’s employment with the Bank and that is not generally known in the industry in which the Bank is engaged and that in any way relates to the products, services, purchasing, marketing, names of customers, vendors or suppliers, merchandising and selling, plans, data, specifications or any other confidential and proprietary information of the Bank or any affiliate. Any Confidential Information supplied to Executive by the Bank prior to the Execution Date shall be considered in the same manner and be subject to the same treatment as the Confidential Information made available after the execution of this Agreement. The term “Confidential Information” does not include information (i) which was already in the public domain, (ii) which is disclosed as a matter of right by a third party source after the execution of this Agreement, provided such third party source is not bound by a confidentiality agreement with the Bank or (iii) which passes into the public domain by acts other than the unauthorized acts of Executive, whether acting alone or in concert; provided, however, that any disclosure of Confidential Information may be made by Executive if the Bank expressly consents thereto in writing prior to such disclosure.

13. Exclusive Remedy. Except as expressly set forth herein, or in any other agreement or benefit plan of the Bank not superseded by this Agreement to which Executive is a party or in which Executive participates, or otherwise required by law, Executive shall not be entitled to any compensation, benefits, or other payments from the Bank as a result of, or in connection with, Executive’ s separation from service at any time, for any reason. The payments and benefits set forth in Sections 4 or 5 hereof shall constitute Executive’s sole and exclusive remedy for any claims, causes of action or demands arising under or in connection with this Agreement or its alleged breach, or the termination of Executive’s employment relationship with the Bank.

14. Governing Law/Interpretation. Executive and the Bank agree that this Agreement and any claims arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut, without giving effect to the principles of conflicts of laws thereof.

15. Entire Agreement; Termination of other Agreements. This Agreement shall constitute the sole and entire agreement between the parties with respect to the subject matter hereof, and supersedes and cancels all prior, concurrent and/or contemporaneous arrangements, understandings, promises, offers, agreements and/or discussions, including, but not limited to, those concerning employment agreements and/or severance benefits, whether written or oral, by or between the parties, regarding the subject matter hereof; provided, however, that this Agreement is not intended to, and shall not, supersede, affect, limit, modify or terminate any written agreement or arrangement between Executive and the Bank that does not relate to the subject matter hereof. By way of illustration and not limitation, this Agreement specifically supersedes that certain Employment Agreement between Executive and Riverside Bank dated as of July 5, 2011 and amended effective as of January 1, 2013, which, as of the Effective Date, shall be deemed terminated; provided however, that in the event the Effective Date does not occur because the Merger is not consummated, this Agreement shall be deemed null and void and of no further force and effect, and the foregoing agreement shall remain in place. In addition, from the date hereof through the Effective Date, Executive agrees not to exercise or transfer those certain options to purchase 15,000 shares of Riverside Bank granted pursuant to that certain grant dated as of February 2, 2013 (the “Option”) and that upon the Effective Date, the Option will be terminated, null and void and of no further force and effect. Finally, Executive agrees that upon the Effective Date, that certain Supplemental Executive Retirement Plan dates February 1, 2013 (the “SERP”) will also be null and void and of no further force and effect. In the event the Effective Date does not occur because the Merger is not consummated, then the Option and the SERP will not be terminated, and will remain in effect in accordance with their terms.

16. Assignment. Executive acknowledges that the services to be rendered hereunder are unique and personal in nature. Accordingly, Executive may not assign any rights or delegate any duties or obligations under this Agreement. The rights and obligations of the Bank under this Agreement shall automatically be assigned to the successors and assigns of the Bank (including, but not limited to, any successor in the event of a Change in Control, as well as any other entity that controls, is controlled by, or is under common control with, any such successor), and shall inure to the benefit of, and be binding upon, such successors and assigns. This Agreement shall be binding upon Executive, as well as, Executive’s heir, executors and administrators of Executive or Executive’s estate and property.

17. Notices. All notices required hereunder shall be in writing and shall be delivered in person, by facsimile or by certified or registered mail, return receipt requested, and shall be effective upon sending if by facsimile, or upon receipt if by personal delivery, or upon the fourth (4th) business day after being sent by certified or registered mail. All notices shall be addressed as follows or to such other address as the parties may later provide in writing:

If to the Bank:

Salisbury Bank and Trust Company

5 Bissell Street,

P.O. Box 1868

Lakeville, CT 06039-1868

Attn:	Richard J. Cantele, Jr.
President and Chief Executive Officer

and, if to Executive:

at the address set forth in the human resources files of the Bank.

18. Severability/Reformation. If any one or more of the provisions (or any part thereof) of this Agreement shall be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions (or any part thereof) shall not in any way be affected or impaired thereby, and this Agreement shall be construed and reformed to the maximum extent permitted by law. The language of all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for or against either of the parties.

19. Modification. This Agreement and the rights, remedies and obligations contained in any provision hereof, may be modified or waived only in accordance with this Section 19. No waiver by either party of any breach by the other or any provision hereof shall be deemed to be a waiver of any later or other breach thereof or as a waiver of any other provision of this Agreement. This Agreement and its terms may not be waived, changed, discharged or terminated orally or by any course of dealing between the parties, but only by a written instrument signed by the party against whom any waiver, change, discharge or termination is sought. No modification or waiver by the Bank is effective without written consent of the Board.

20. Arbitration. Subject to the mutual agreement of the parties hereto at the time a dispute exists between such parties, any dispute, controversy or claim arising out of, or in connection with, this Agreement shall be exclusively subject to arbitration before the American Arbitration Association (“AAA”). Such arbitration shall take place in Hartford, Connecticut, before a single arbitrator in accordance with AAA’s then current National Rules for the Resolution of Employment Disputes. Judgment upon any arbitration award may be entered in any court of competent jurisdiction. All parties shall cooperate in the process of arbitration for the purpose of expediting discovery and completing the arbitration proceedings. Notwithstanding any provision in this Agreement to the contrary, nothing contained in this Section 20 or elsewhere in this Agreement shall in any way deprive the Bank of its right to obtain injunctive relief, specific performance or other legal or equitable relief in a court of competent jurisdiction for purposes of enforcing the provisions of Section 12 hereof.

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

22. Section Headings. The descriptive section headings herein have been inserted for convenience only and shall not be deemed to define, limit, or otherwise affect the construction of any provision hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal effective as of the date below.

SALISBURY BANK AND TRUST COMPANY

March 18, 2014	By: /s/ Richard J. Cantele, Jr.
Date:	Richard J. Cantele, Jr.
President and Chief Executive Officer

EXECUTIVE

March 18, 2014	By: /s/ John Davies
Date:	John Davies